UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JANAUARY, 2005.

                        Commission File Number: 0-30920


                           BARADERO RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           BARADERO RESOURCES LIMITED
                                           -------------------------------------

Date:  JANAURY 28, 2004                    /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO


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                           BARADERO RESOURCES LIMITED

      #1305 - 1090 West Georgia Street Vancouver, British Columbia, V6E 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                             TSXV: BRH OTCBB: BRHAF

--------------------------------------------------------------------------------

NEWS RELEASE                                                    JANUARY 28, 2004


                               2ND QUARTER RESULTS


VANCOUVER, CANADA - BARADERO RESOURCES LIMITED (TSXV-BRH AND OTCBB-BRHAF) Mr. Nick DeMare, President, announces the following second quarter results:

                                                        THREE MONTHS ENDED                SIX MONTHS ENDED
                                                           NOVEMBER 30,                     NOVEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2004            2003            2004            2003
                                                         $               $               $               $

REVENUES

Oil and gas sales                                             -          21,920               -          36,204
                                                   ------------    ------------    ------------    ------------
EXPENSES

Production                                                    -           5,824               -          11,998
General and administration                               39,607          15,147          56,753          17,445
Stock-based compensation                                 30,180               -          30,180               -
Depreciation, depletion and impairment                        -           4,358               -           9,013
                                                   ------------    ------------    ------------    ------------
                                                         69,787          25,329          86,933          38,456
                                                   ------------    ------------    ------------    ------------
INCOME (LOSS) BEFORE OTHER ITEMS                         69,787          (3,409)         86,933          (2,252)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Interest and other income                                 1,964           1,705          23,429           1,810
Foreign exchange gain (loss)                             (2,640             253          (4,910)          1,601
                                                   ------------    ------------    ------------    ------------
                                                           (676)          1,958          18,519           3,411
                                                   ------------    ------------    ------------    ------------
NET INCOME (LOSS) FOR THE PERIOD                        (70,463)         (1,451)        (68,414)          1,159

DEFICIT - BEGINNING OF PERIOD                        (1,754,753)     (1,933,350)     (1,756,802)     (1,935,960)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (1,825,216)     (1,934,801)     (1,825,216)     (1,934,801)
                                                   ============    ============    ============    ============

BASIC AND DILUTED
EARNINGS (LOSS) PER SHARE                                $(0.04)         $(0.00)         $(0.04)          $0.00
                                                   ============    ============    ============    ============




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Baradero Resources Limited                                          News Release
January 28, 2005                                                          Page 2


RESULTS OF OPERATIONS

During the six months ended November 30, 2004 ("2004") the Company reported a net loss of $68,414, an increase in loss of $69,573 compared to $1,159 income for the six months ended November 30, 2003 ("2003"). The difference was attributed primarily to the cessation of the Company's oil and gas operations in 2003 and the recognition in 2004 of $30,180 of non-cash stock-based compensation.

Oil and gas sales for 2003 was $36,204. Revenues from oil and gas sales in 2003 were generated from the West Ranch Field well. Production costs of $11,998 were incurred and depletion of $9,013 was recorded for 2003. Effective March 1, 2004, the Company sold its interest in the West Ranch Field well. Management is currently reviewing other oil and gas projects for participation and is reviewing other resource opportunities.

General and administration costs increased by $39,308, from $17,445 in 2003 to $56,753 in 2004. The increase in costs in 2004 was due to an increase in accounting, administration and management services provided by Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, and the services of Mr. DeMare as President of the Company. Chase is currently paid a base amount of $5,000 per month, of which $3,000 relates to the accounting, administration and management services provided by Chase personnel, exclusive of Mr. DeMare, and $2,000 related to Mr. DeMare's services as the President of the Company.

During the six months ended November 30, 2004, the Company sold 45,000 shares of Secure One Inc. and 2,500 shares of Halo Resources Ltd., for total proceeds of $11,437, recognizing a gain of $8,381.

FINANCIAL CONDITION / CAPITAL RESOURCES

As at November 30, 2004, the Company had an accumulated deficit of $1,825,216, working capital of $56,409 and advances payable of $123,000. The Company also held marketable securities with a quoted market value, at November 30, 2004, of $135,925. The Company will require additional advances or equity financing to pursue any business opportunities and meet ongoing corporate overhead. There are no assurances that the Company will be able to identify and complete acquisitions or obtain sufficient additional resources.

ON BEHALF OF THE BOARD


/s/ NICK DEMARE
----------------------
Nick DeMare, President

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.


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